UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

H&R BLOCK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

093671105

(CUSIP Number of Class of Securities)

Thomas A. Gerke, Esq.

Chief Legal Officer

One H&R Block Way

Kansas City, Missouri 64105

(816) 854-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	John A. Granda, Esq. Jack Bowling, Esq. B. Scott Gootee, Esq. Stinson Leonard Street LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,500,000,000	$174,300

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase shares of common stock, no par value, for an aggregate purchase price of up to $1,500,000,000 at the minimum tender offer price of $32.25 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $174,300	Filing Party: H&R Block, Inc.
Form or Registration No.: 005-11636	Date Filed: September 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) by H&R Block, Inc., a Missouri corporation (“H&R Block” or the “Company”), on September 2, 2015, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on September 4, 2015 (as it may be further amended or supplemented from time to time, the “Schedule TO”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, no par value per share (the “Shares”), having an aggregate purchase price of up to $1,500,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholder of not less than $32.25 and not greater than $37.00 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2015, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. All information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

(1) The fourth paragraph under “How many Shares is H&R Block offering to purchase?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not conditioned on any minimum number of Shares being tendered by shareholders, but is subject to certain other conditions. See Sections 7 and 9.”

(2) The paragraph under “How will H&R Block pay for the Shares?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page 2 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The maximum aggregate purchase price for the Shares purchased in the Offer will be $1,500,000,000. We expect to fund the purchase of Shares in the Offer with a combination of available cash, borrowings under a new 2015 Credit Facility (as defined below) that our wholly owned subsidiary, Block Financial LLC (“Block Financial”), entered into on September 21, 2015 (and that is guaranteed by the Company), and/or proceeds of any incremental debt Block Financial may issue prior to the consummation of the Offer. The Offer had been subject to Block Financial’s entry into the 2015 Credit Facility and the availability of funds thereunder that, together with other available funds, are sufficient to fund the purchase of Shares in the Offer (the “Financing Condition”). The Financing Condition was satisfied on September 21, 2015. See Sections 5, 7 and 9.”

(3) The bullet points under “Are there any conditions to the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page 3 of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

(4) The bullet points under the second paragraph under the section of the Offer to Purchase titled “Cautionary Notice Regarding Forward-Looking Statements” on page 11 of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

(5) The second sentence of the fourth paragraph under the section of the Offer to Purchase titled “Introduction” on page 13 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Our obligation to accept, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of certain other conditions.”

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(6) The second sentence of the second paragraph under the section of the Offer to Purchase titled “Section 1 – Number of Shares; Purchase Price; Proration” on page 17 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Our obligation to accept, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of certain other conditions.”

(7) The bullet points immediately under the first paragraph under the section of the Offer to Purchase titled “Section 7 – Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended by deleting the first bullet in its entirety.

(8) The section of the Offer to Purchase titled “Section 9 – Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

“The maximum aggregate purchase price for the Shares purchased in the Offer will be $1,500,000,000, unless the Offer is amended. We expect to fund the purchase of Shares in the Offer with a combination of available cash, borrowings under the 2015 Credit Facility (as defined below) and/or proceeds of any incremental debt Block Financial may issue prior to the consummation of the Offer. The Financing Condition was satisfied on September 21, 2015.

As described in the Current Report on Form 8-K filed with the SEC on September 21, 2015 (which is incorporated herein by reference under Section 10), on September 21, 2015, Block Financial entered into a new five-year, $2.0 billion Credit and Guarantee Agreement (the “2015 Credit Facility”), among Block Financial, as the borrower, the Company, as the guarantor, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as the administrative agent.

The following summary of the material terms of the 2015 Credit Facility is qualified in its entirety by the terms of the actual 2015 Credit Facility, which is attached to the Schedule TO (defined below) as Exhibit (b)(1) (through incorporation by reference to Exhibit 10.1 to the Current Report on Form 8-K of H&R Block filed with the SEC on September 21, 2015).

The 2015 Credit Facility provides for an unsecured senior revolving credit facility in the aggregate principal amount of $2.0 billion, which includes a $200.0 million sublimit for swingline loans and a $100.0 million sublimit for standby letters of credit. Block Financial may request increases in the aggregate principal amount of the revolving credit facility of up to $500.0 million, subject to obtaining commitments from lenders therefor and meeting certain other conditions. Payments under the 2015 Credit Facility are guaranteed by the Company. Proceeds under the 2015 Credit Facility may be used for working capital needs or for other general corporate purposes. Block Financial had no outstanding balance under the 2015 Credit Facility as of September 21, 2015; however, Block Financial intends to borrow amounts under the 2015 Credit Facility from time to time in the future to support the Company’s working capital needs, rather than issuing commercial paper, or for other general corporate purposes.

The 2015 Credit Facility will mature on September 21, 2020, unless extended pursuant to the terms of the 2015 Credit Facility, at which time all outstanding amounts thereunder will be due and payable.

The 2015 Credit Facility bears interest at an annual rate of LIBOR plus an applicable margin ranging from 0.850% to 1.300% or prime plus an applicable rate ranging from 0% to 0.300% (in each case, depending on the type of borrowing and the Company’s then current credit ratings) and includes an annual facility fee ranging from 0.150% to 0.450% of the committed amounts (depending on the Company’s then current credit ratings).

The 2015 Credit Facility contains customary representations and warranties by the Company and Block Financial, certain of which include materiality, material adverse effect and knowledge qualifiers. The 2015 Credit Facility also contains: (i) reporting covenants; (ii) affirmative covenants requiring the Company and Block Financial to preserve their existence and conduct of business, pay taxes, maintain their properties and insurance, maintain their books and records, provide inspection rights, comply with law and use the proceeds from the 2015 Credit Facility as

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described above; and (iii) negative covenants restricting the ability of the Company and Block Financial to incur indebtedness and liens, merge or consolidate with other companies, sell or dispose of property or assets, engage in transactions with affiliates or enter into certain restrictive agreements. In addition, the 2015 Credit Facility contains financial covenants consisting of: (i) a covenant requiring the Company to maintain a debt-to-EBITDA ratio calculated on a consolidated basis of no greater than (A) 3.50 to 1.00 as of the last day of each fiscal quarter ending on April 30, July 31 and October 31 of each year and (B) 4.50 to 1.00 as of the last day of the fiscal quarter ending on January 31 of each year; and (ii) a covenant requiring the Company to maintain an interest coverage (EBITDA-to-interest expense) ratio calculated on a consolidated basis of not less than 2.50 to 1.00 as of the last day of any fiscal quarter. Block Financial may, at its election, include the net proceeds of certain sales of the Company’s equity interests in its calculation of EBITDA for purposes of complying with the foregoing financial covenants, subject to certain limitations and conditions.

The 2015 Credit Facility includes customary events of default, including: (i) non-payment of principal, interest, fees or other amounts; (ii) any representation or warranty proving to have been incorrect in any material respect when made or confirmed; (iii) failure to perform or observe covenants set forth in the 2015 Credit Facility within a specified period of time (if applicable) after such failure; (iv) payment default and cross-acceleration to other material indebtedness; (v) certain bankruptcy and insolvency proceedings; (vi) inability to pay debts generally; (vii) material judgments; (viii) ERISA defaults; (ix) changes of control; and (ix) invalidity of the Company’s guarantee. If an event of default by the Company or Block Financial under the 2015 Credit Facility occurs and is continuing, the administrative agent (i) may, with the consent of the required lenders, or (ii) shall, at the request of the required lenders, terminate the 2015 Credit Facility and declare the loans then outstanding, together with any accrued interest thereon and all fees and other obligations of the Company and Block Financial thereunder, to be immediately due and payable.”

(9) The third bullet point in the list immediately below the paragraph beginning with the heading “Incorporation by Reference” under the section of the Offer to Purchase titled “Section 10 – Certain Information Concerning the Company” on page 34 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

•	“our Current Reports on Form 8-K filed on June 18, 2015, June 19, 2015, July 16, 2015, August 5, 2015, September 1, 2015 (excluding Items 2.02 and 7.01), September 4, 2015 (as amended by the Current Report on Form 8-K/A filed on September 21, 2015), September 15, 2015 and September 21, 2015; and”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(5)(D) Press Release issued by H&R Block, Inc. on September 21, 2015.

(b)(1) Credit and Guarantee Agreement dated September 21, 2015, by and among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 21, 2015, file number 1-06089, is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

H&R BLOCK, INC.

By:	/s/ Scott W. Andreasen
Name:	Scott W. Andreasen
Title:	Vice President and Secretary

Date: September 21, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 2, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by H&R Block, Inc. on September 1, 2015, filed as Exhibit 99.2 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(a)(5)(B)	Press Release issued by H&R Block, Inc. on September 2, 2015.*

(a)(5)(C)	H&R Block First Quarter 2016 Earnings Conference Call Transcript Excerpts, dated September 1, 2015.*

(a)(5)(D)	Press Release issued by H&R Block, Inc. on September 21, 2015.

(b)(1)	Credit and Guarantee Agreement dated September 21, 2015, by and among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 21, 2015, file number 1-06089, is incorporated herein by reference.

(d)(1)	2013 Long Term Incentive Plan, as amended and restated on March 6, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(2)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on March 6, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(3)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on March 6, 2013, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(4)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on June 19, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(5)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on June 19, 2013, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(6)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, as approved on June 19, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(7)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, as approved on June 19, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(8)	Form of 2013 Long Term Incentive Plan Award Agreement for Deferred Stock Units, as approved on September 12, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(9)	Alternate Form of Market Stock Units Award Agreement, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(10)	Alternate Form of Performance Share Units Award Agreement, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(11)	Alternate Form of Restricted Share Units Award Agreement, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(12)	The Company’s 2003 Long-Term Executive Compensation Plan, as amended September 30, 2010, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2010, file number 1-06089, is incorporated herein by reference.

(d)(13)	First Amendment to the Company’s 2003 Long-Term Executive Compensation Plan, effective May 10, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, is incorporated herein by reference.

(d)(14)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Shares, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(15)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(16)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Shares, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(17)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Market Stock Units as approved on June 20, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(18)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Share Units as approved on June 20, 2012, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(19)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options as approved on June 20, 2012, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(20)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Share Units as approved on June 20, 2012, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(21)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference.

(d)(22)	Letter Agreement between the Company, H&R Block Management, LLC and William C. Cobb, effective January 3, 2013, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(23)	Letter Agreement, dated as of July 15, 2014, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 17, 2014, file number 1-06089, is incorporated herein by reference.

(d)(24)	Agreement between H&R Block Management, LLC, H&R Block, Inc. and William C. Cobb as of January 3, 2013 in connection with certain corrective actions relating to the June 30, 2011 Option Award, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(25)	H&R Block, Inc. 2013 Long Term Incentive Plan Non-Qualified Stock Option Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(26)	H&R Block, Inc. 2013 Long Term Incentive Plan Restricted Share Units Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(27)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Restricted Shares as of May 2, 2011, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(28)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Stock Options as of May 2, 2011, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(29)	H&R Block Deferred Compensation Plan for Executives, as amended and restated on November 9, 2012, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2012, file number 1-06089, is incorporated herein by reference.

(d)(30)	The H&R Block Executive Performance Plan, as amended July 27, 2010, filed as Exhibit 10.6 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2011, file number 1-06089, is incorporated herein by reference.

(d)(31)	The Amended and Restated H&R Block Executive Performance Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K, filed September 12, 2014, file number 1-06089, is incorporated herein by reference.

(d)(32)	The H&R Block, Inc. 2000 Employee Stock Purchase Plan, as amended and restated effective November 7, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(33)	The H&R Block, Inc. Executive Survivor Plan (as Amended and Restated January 1, 2001) filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2000, file number 1-06089, is incorporated herein by reference.

(d)(34)	First Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated) effective as of July 1, 2002, filed as Exhibit 10.9 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2002, file number 1-06089, is incorporated herein by reference.

(d)(35)	Second Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated), effective as of March 12, 2003, filed as Exhibit 10.12 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2003, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(36)	H&R Block Severance Plan, as amended and restated on March 29, 2013, filed as Exhibit 10.29 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2013, file number 1-06089, is incorporated herein by reference.

(d)(37)	H&R Block Inc. Executive Severance Plan, as amended and restated effective November 8, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed November 8, 2013, file number 1-06089, is incorporated herein by reference.

(d)(38)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference

(d)(39)	Separation and Release Agreement between the Company and C. E. Andrews dated March 6, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed March 6, 2012, file number 1-06089, is incorporated herein by reference.

(d)(40)	Severance and Release Agreement between HRB Tax Group, Inc. and Philip L. Mazzini, effective June 12, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 18, 2012, file number 1-06089, is incorporated herein by reference.

(d)(41)	Severance and Release Agreement between HRB Tax Group, Inc. and Susan Ehrlich dated August 16, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2013, file number 1-06089, is incorporated herein by reference.

(d)(42)	Form of Indemnification Agreement with Directors and Officers, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, and Schedule of Parties to Indemnification Agreement filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, as updated by the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, and quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, and current report on Form 8-K filed November 8, 2013, file number 1-06089, are incorporated herein by reference.

(d)(43)	2008 Deferred Stock Unit Plan for Outside Directors, as amended on September 14, 2011, filed as Exhibit 10.27 to the Company’s annual report on Form 10-K for the year ended April 30, 2012, file number 1-06089, is incorporated herein by reference.

(d)(44)	Credit and Guarantee Agreement dated as of August 17, 2012, among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2012, file number 1-06089, is incorporated herein by reference.

(d)(45)	Letter Agreement, dated as of June 18, 2015, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(46)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(47)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(48)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(49)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.5 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

Exhibit Number	Description

(d)(50)	Amended and Restated Purchase and Assumption Agreement, dated August 5, 2015, by and among H&R Block Bank, Block Financial LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 5, 2015, file number 1-06089, is incorporated herein by reference.

(d)(51)	Program Management Agreement, by and between Emerald Financial Services, LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(52)	Emerald Advance Receivables Participation Agreement, by and among Emerald Financial Services, LLC, Bofl Federal Bank, HRB Participant I, LLC and H&R Block, Inc., filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(53)	Guaranty Agreement, by and between H&R Block, Inc. and Bofl Federal Bank, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed as exhibits to the initial Schedule TO filed on September 2, 2015.